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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sunoco Logistics Partners L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

86764L 10 8

(CUSIP Number)

Bruce D. Davis, Jr.
Sunoco Logistics Partners L.P.
1735 Market Street - 29th Floor
Philadelphia, Pennsylvania 19103
(215) 977 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86764L 10 8			Page 2 of 17

1.	Name of Reporting Person: Sunoco Partners LLC		I.R.S. Identification Nos. of above persons (entities only): 23-3096838

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:* 3,526,005

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power:* 3,526,005

		10.	Shared Dispositive Power:* 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,526,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.6% (22.5935)

14.	Type of Reporting Person (See Instructions): HC; Limited Liability Company

*	Sunoco Partners LLC also holds 8,537,729 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 3 of 17

1.	Name of Reporting Person: Sun Pipe Line Company of Delaware		I.R.S. Identification Nos. of above persons (entities only): 23-3102653

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 2,362,423

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 2,362,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,362,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.1% (15.1376)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Pipe Line Company of Delaware also may be deemed to be the beneficial owner of 5,720,278 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 4 of 17

1.	Name of Reporting Person: Sun Pipe Line Company		I.R.S. Identification Nos. of above persons (entities only): 23-3102653

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 2,362,423

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 2,362,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,362,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.1% (15.1376)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Pipe Line Company also may be deemed to be the beneficial owner of 5,720,278 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 5 of 17

1.	Name of Reporting Person: Sunoco, Inc. (R&M)		I.R.S. Identification Nos. of above persons (entities only): 23-1743283

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 458,381

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 458,381

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 458,381

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.9% (2.9371)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sunoco, Inc. (R&M) also may be deemed to be the beneficial owner of 1,109,905 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 6 of 17

1.	Name of Reporting Person: Atlantic Refining & Marketing Corp.		I.R.S. Identification Nos. of above persons (entities only): 23-2360183

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 705,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 705,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 705,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5% (4.5187)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 7 of 17

1.	Name of Reporting Person: Atlantic Petroleum Corporation		I.R.S. Identification Nos. of above persons (entities only): 23-2360187

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 705,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 705,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 705,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5% (4.5187)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Atlantic Petroleum Corporation also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 8 of 17

1.	Name of Reporting Person: Sun Atlantic Refining and Marketing B.V.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 705,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 705,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 705,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5% (4.5187)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 9 of 17

1.	Name of Reporting Person: Sun Atlantic Refining and Marketing Company		I.R.S. Identification Nos. of above persons (entities only): 23-2523828

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 705,201

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 705,201

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 705,201

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.5% (4.5187)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 1,707,546 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8			Page 10 of 17

1.	Name of Reporting Person: Sunoco, Inc.		I.R.S. Identification Nos. of above persons (entities only): 23-1743282

2.	Check the Appropriate Box if a Member of a Group (See Instructions):*
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power:* 3,526,005

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power:* 3,526,005

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,526,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.6% (22.5935)

14.	Type of Reporting Person (See Instructions): HC; CO

*	Sunoco, Inc. also may be deemed to be the beneficial owner of 8,537,729 subordinated units representing limited partner interests in the Issuer, which may be converted into an equal number of Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1 (File No. 333-71968), incorporated herein by reference.

CUSIP No. 86764L 10 8	Page 11 of 17

THIS AMENDMENT NO. 3 (THE “AMENDMENT”) TO SCHEDULE 13D IS BEING FILED TO AMEND ITEMS 1, 5, 6 AND 7 OF THE SCHEDULE 13D THAT WAS PREVIOUSLY FILED ON FEBRUARY 20, 2002, AS AMENDED BY THAT CERTAIN AMENDMENT NO. 1 THERETO (FILED PREVIOUSLY ON APRIL 27, 2004) AND THAT CERTAIN AMENDMENT NO. 2 THERETO (FILED PREVIOUSLY ON MARCH 2, 2005), BY SUNOCO PARTNERS LLC, SUN PIPE LINE COMPANY OF DELAWARE, SUN PIPE LINE COMPANY (F/K/A SUNOCO TEXAS PIPE LINE COMPANY), SUNOCO, INC. (R&M), ATLANTIC REFINING & MARKETING CORP., ATLANTIC PETROLEUM CORPORATION, SUN ATLANTIC REFINING AND MARKETING, B.V., SUN ATLANTIC REFINING & MARKETING COMPANY, AND SUNOCO, INC. (COLLECTIVELY, THE “REPORTING PERSONS”), WHO COMPRISE A GROUP UNDER RULE 13D-5(B) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”). THIS STATEMENT RELATES TO THE COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS (THE “COMMON UNITS”) OF SUNOCO LOGISTICS PARTNERS L.P., A DELAWARE LIMITED PARTNERSHIP (THE “ISSUER”), WHICH HAS ITS PRINCIPAL EXECUTIVE OFFICES AT 1735 MARKET STREET, PHILADELPHIA, PENNSYLVANIA 19103.

Item 1. Security and Issuer

The information previously furnished in response to this Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

“The statement on Schedule 13D is being filed by Sunoco Partners LLC, Atlantic Refining & Marketing Corp., Atlantic Petroleum Corporation, Sun Atlantic Refining and Marketing, B.V., Sun Atlantic Refining & Marketing Company, Sunoco, Inc. (R&M), Sun Pipe Line Company, Sun Pipe Line Company of Delaware and Sunoco, Inc. (collectively, the “Reporting Persons”), who comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This statement relates to the common units representing limited partner interests (the “Common Units”) of Sunoco Logistics Partners L.P., a Delaware limited partnership (the “Issuer”), which has its principal executive offices at 1735 Market Street, Philadelphia, Pennsylvania 19103.

The total number of Common Units reported as beneficially owned in this Schedule 13D is 3,526,005, which constitutes approximately 22.6% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assumes that at June 17, 2005, there were 15,606,314 Common Units outstanding and 8,537,729 Subordinated Units outstanding.”

Item 5. Interest in Securities of the Issuer

The information previously provided in response to this Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

     “(a) (1) Sunoco Partners LLC is the record and beneficial owner of 3,526,005 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 22.6% of the outstanding Common Units. Sunoco Partners LLC also holds 8,537,729 subordinated units representing limited partner interests in the Issuer (the “Subordinated Units”), which may be converted into an equal number of the Common Units upon satisfaction of the conditions described in the Registration Statement on Form S-1, as amended (File No. 333-71968), incorporated herein by reference (the “Registration Statement”);

     (2) Atlantic Refining & Marketing Corp., as the owner of 20% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 705,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being

CUSIP No. 86764L 10 8	Page 12 of 17

15,606,314 Common Units outstanding as at June 17, 2005, represents 4.5% of the outstanding Common Units. Atlantic Refining & Marketing Corp. also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units described in (1) above;

     (3) Atlantic Petroleum Corporation, as the sole shareholder of Atlantic Refining & Marketing Corp., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 705,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 4.5% of the outstanding Common Units. Atlantic Petroleum Corporation also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units described in (1) above;

     (4) Sun Atlantic Refining and Marketing B.V., as the sole shareholder of Atlantic Petroleum Corporation, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 705,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act, and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 4.5% of the outstanding Common Units. Sun Atlantic Refining and Marketing B.V. also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units described in (1) above;

     (5) Sun Atlantic Refining & Marketing Company, as the sole shareholder of Sun Atlantic Refining and Marketing B.V., may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 705,201 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 4.5% of the outstanding Common Units. Sun Atlantic Refining & Marketing Company also may be deemed to be the beneficial owner of 1,707,546 Subordinated Units described in (1) above;

     (6) Sunoco, Inc. (R&M), as the owner of 13% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 458,381 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 2.9% of the outstanding Common Units. Sunoco, Inc. (R&M) also may be deemed to be the beneficial owner of 1,109,905 Subordinated Units described in (1) above;

     (7) Sun Pipe Line Company, as the owner of 67% of the membership interests in Sunoco Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 2,362,423 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 15.1% of the outstanding Common Units. Sun Pipe Line Company also may be deemed to be the beneficial owner of 5,720,278 Subordinated Units described in (1) above;

     (8) Sun Pipe Line Company of Delaware, as the sole shareholder of Sun Pipe Line Company, may, pursuant to Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 2,326,423 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 15.1% of the outstanding Common Units. Sun Pipe Line Company of Delaware also may be deemed to be the beneficial owner of 5,720,278 Subordinated Units described in (1) above; and

     (9) Sunoco, Inc., as the sole shareholder of Sun Pipe Line Company of Delaware, Sunoco, Inc. (R&M) and Sun Atlantic Refining & Marketing Company, may, pursuant to

CUSIP No. 86764L 10 8	Page 13 of 17

Rule 13d-3 of the Exchange Act be deemed to be the record and beneficial owner of 3,526,005 Common Units, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 15,606,314 Common Units outstanding as at June 17, 2005, represents 22.6% of the outstanding Common Units. Sunoco, Inc. also may be deemed to be the beneficial owner of 8,537,729 Subordinated Units described in (1) above;

(b) The information set forth in Items 7 through 11 of the cover pages hereto, and in Schedule I hereto, is incorporated herein by reference.

(c) On May 23, 2005, the Issuer purchased 2,500,000 Common Units from Sunoco Partners LLC pursuant to the Common Unit Redemption Agreement (the “Redemption Agreement”) dated as of May 17, 2005, between the Issuer and Sunoco Partners LLC. Under the Redemption Agreement, the Issuer redeemed 2,500,000 Common Units from Sunoco Partners LLC at a price of $35.906 per unit ($89.765 million in the aggregate), which is equal to the net proceeds per unit, after deducting the underwriting discount, but before expenses, received by the Issuer in the May 23, 2005 public sale of 2,500,000 of the Issuer’s Common Units.

On June 17, 2005, the Issuer purchased 275,000 Common Units from Sunoco Partners LLC pursuant to the Redemption Agreement. Under the Redemption Agreement, the Issuer redeemed 275,000 Common Units from Sunoco Partners LLC at a price of $35.906 per unit ($9.874 million in the aggregate), which is equal to the net proceeds per unit, after deducting the underwriting discount, but before expenses, received by the Issuer in the May 23, 2005 public sale of 2,500,000 of the Issuer’s Common Units.

The Redemption Agreement is being filed herewith as Exhibit No. 10.1.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Statement on Schedule 13D.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously furnished in response to Item 6 is amended to add the following:

“In addition to the Redemption Agreement, the Partnership has entered into an Underwriting Agreement (the “Underwriting Agreement”) dated May 17, 2005 with Lehman Brothers Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co., KeyBanc Capital Markets, A Division of McDonald Investments Inc., RBC Capital Markets Corporation and Stiffel, Nicolaus & Company, Incorporated (collectively, the “Underwriters”) pursuant to which the Partnership has agreed to grant to the Underwriters an option (the “Option”), expiring 30 days after the date of the Underwriting Agreement, to purchase up to 375,000 Common Units (the “Option Units”) at $35.906 per unit. On June 17, 2005, the Underwriters partially exercised the Option, and purchased 275,000 Option Units.

The Chairman, President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, two other Senior Vice Presidents and an employee of Sunoco, Inc. are also directors of the Issuer’s general partner. The Treasurer of Sunoco, Inc. is also an executive officer (i.e., the Treasurer) of the Issuer’s general partner.

Except as set forth in the Issuer’s agreement of limited partnership, as amended and restated to the date hereof, or in the exhibits hereto, none of the Reporting Persons, nor to the best knowledge and belief of the Reporting Persons, any of their respective directors or executive officers, is a party to any other contract, arrangement, understanding or relationship with respect

CUSIP No. 86764L 10 8	Page 14 of 17

to any securities of the Issuer, except for interests in restricted units granted by the Issuer to the executive officers and directors of its general partner.

Item 7. Material to be filed as Exhibits

The information previously furnished in response to this item is amended by adding reference to the following new exhibit being filed with this Amendment No. 3:

Exhibit 10.1  Common Unit Redemption Agreement, dated as of May 17, 2005, between the Issuer and Sunoco Partners LLC, a Pennsylvania limited liability company.

CUSIP No. 86764L 10 8	Page 15 of 17

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2005

SUNOCO PARTNERS LLC
By:	/s/ DEBORAH M. FRETZ
	Name:	Deborah M. Fretz
	Title:	President and Chief Executive Officer

SUN PIPE LINE COMPANY
By:	/s/ DEBORAH M. FRETZ
	Name:	Deborah M. Fretz
	Title:	President

SUN PIPE LINE COMPANY OF DELAWARE
By:	/s/ DAVID A. JUSTIN
	Name:	David A. Justin
	Title:	President

ATLANTIC REFINING & MARKETING CORP.
By:	/s/ S. BLAKE HEINEMANN
	Name:	S. Blake Heinemann
	Title:	Vice President

ATLANTIC PETROLEUM CORPORATION
By:	/s/ GEORGE J. SZILIER
	Name:	George J. Szilier
	Title:	President and Treasurer

CUSIP No. 86764L 10 8	Page 16 of 17

SUN ATLANTIC REFINING AND MARKETING B.V.
By:	/s/ PAUL A. MULHOLLAND
	Name:	Paul A. Mulholland
	Title:	Managing Director

SUN ATLANTIC REFINING & MARKETING COMPANY
By:	/s/ GEORGE J. SZILIER
	Name:	George J. Szilier
	Title:	President and Treasurer

SUNOCO, INC. (R&M)
By:	/s/ JOHN J. DIROCCO, JR.
	Name:	John J. DiRocco, Jr.
	Title:	Vice President and Assistant Secretary

SUNOCO, INC.
By:	/s/ THOMAS W. HOFMANN
	Name:	Thomas W. Hofmann
	Title:	Senior Vice President and Chief Financial Officer

CUSIP No. 86764L 10 8	Page 17 of 17

EXHIBIT INDEX

Exhibit
Number	Exhibit
10.1*	Common Unit Redemption Agreement, dated as of May 17, 2005, between the Issuer and Sunoco Partners LLC, a Pennsylvania limited liability company.

*	filed herewith